UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Expands Altitude's Mobile WiMAX™ Network in France. Dated November 10th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Expands Altitude’s Mobile WiMAX™ Network in France

Enhanced broadband services offered over Alvarion’s 4Motion®
solution to the regions of Deux Sevres and Jura

Tel Aviv, Israel, November 10, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced the expansion of its frame agreement with the French WiMAX operator Altitude. Alvarion’s Mobile WiMAX™ 4Motion solution will be used by Altitude to extend its coverage and provide voice and data services at 3.5 GHz to corporate, ISP and residential users in the Jura and Deux Sevres districts.

The rollout of this commercial network is already underway, with plans to be completed in early 2009. The new network will offer an enhanced portfolio of high quality wireless broadband services over Alvarion’s Mobile WiMAX solution, including indoor and outdoor CPEs.

“Building on our success throughout the region of Aveyron, we see an increase in demand for WiMAX broadband services,” said Fabrice Ballart, Managing Director of Altitude Infrastructure. “As always, we are committed to provide the best services and cost effective solutions to our customers, and therefore growing with Alvarion was the natural choice for moving forward and enabling seamless connectivity to the residents of France. This expansion will allow us to reach more customers and offer them the benefits of WiMAX at competitive rates.”

“A pioneer of WiMAX in France, we congratulate Altitude on the expansion of its network and look forward to our long-term partnership,” said Tzvika Friedman, President and CEO of Alvarion. “Increasing network capacity with our Mobile WiMAX solution enables Altitude to maintain a competitive position in the challenging market while ensuring quality of service and innovation for future expansions.”

Alvarion’s end-to-end 4Motion solution is the foundation of the company’s OPEN™ WiMAX ecosystem, which combines BreezeMAX® and other best-in-class systems. A complete all-IP Mobile WiMAX solution, 4Motion is designed to enable service providers to offer subscribers fixed and mobile Personal Broadband services anytime, anywhere. The 4Motion solution is comprised of core network elements, IP radio networking elements and end user devices.

About Altitude
Altitude is a telecommunication operator, which invests in broadband technologies to provide solutions for voice, data and Internet businesses, everywhere in France. Altitude takes advantage on its expertise of all telecommunications technologies (xDSL, fiber optics, BLR-WiMAX, ISDN, Edge-GPRS, etc.), to offer its services to many administrations and large companies: MPLS IP VPN, voice over IP, Internet access, hosting, and convergence. For more information, visit www.altitudeinfrastructure.fr.

About Alvarion
Alvarion is the largest WiMAX pure player ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor”provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion”“BreezeMAX” and “4Motion” are the registered trademarks of Alvarion Ltd.

“OPEN”is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.